Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 10, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

Directors’ Share Dealing

The Company was today notified that contingent awards under the Company's two long-term incentive plans have vested as shown below. All directors elected to sell 41% of the shares vesting in order to settle their income tax and National Insurance Contributions liability. The awards vested on 8 March 2004.

Director	Shares Vesting	Shares Sold	Shares Retained

Deferred Bonus Plan
Nigel Dunlop	3,463	1,420	2,043
Nigel Northridge	14,649	6,007	8,642
Mark Rolfe	6,199	2,542	3,657
Nigel Simon	10,718	4,395	6,323
Performance Share Plan
Nigel Dunlop	11,744	4,816	6,928
Nigel Northridge	73,329	30,065	43,264
Mark Rolfe	47,823	19,608	28,215
Nigel Simon	50,055	20,523	29,532

Nigel Northridge also sold 5,000 ordinary 10p shares in the Company at a price of £6.73 per share. Mr Northridge's beneficial interest in the Company's ordinary shares now stands at 208,436 shares.

Performance Share Plan 2004-2006 – Award of Options

The Directors below have today been notified of the following contingent awards of shares to directors under a long term incentive plan, the Gallaher Group Plc Performance Share Plan.

Director	Number of ordinary shares of 10p each

Nigel Dunlop	40,661
Neil England	51,011
Nigel Northridge	96,107
Mark Rolfe	59,143
Nigel Simon	53,968

The number of these shares which will vest will be determined by reference to the achievement of performance conditions, over the three years commencing 1 January 2004.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: March 10, 2004	Title:	Deputy Company Secretary